Exhibit 2.1

SHARE PURCHASE AGREEMENT

BETWEEN

THE SHAREHOLDERS OF BLUE CORNER NV

AND

BLINK HOLDINGS B.V.

RELATING TO BLUE CORNER NV

DATED 21 April 2021

Table of Contents

Clause 1	Definitions	5
Clause 2	Sale and purchase of the Shares	14
Clause 3	Purchase Price	14
Clause 3bis Interim Funding		15
Clause 4	Leakage	15
Clause 5	Covenants	17
Clause 6	Conditions precedent	20
Clause 7	Closing	21
Clause 8	Post-Closing actions	22
Clause 9	Representations and warranties of the Sellers	22
Clause 10	Indemnification	23
Clause 11	Assistance, further actions	27
Clause 12	Non-competition and non-solicitation	27
Clause 13	Confidentiality and announcements	29
Clause 14	Subsequent transfer	30
Clause 15	Termination	31
Clause 16	Miscellaneous	32

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SHARE PURCHASE AGREEMENT

BY AND AMONG:

1.	OCTA+ GROUP NV, a limited liability company (naamloze vennootschap) incorporated, existing and organized under the laws of Belgium, with registered office at Generaal Baron Empainlaan 21, 1150 Brussels, Belgium, registered with the Crossroads Bank for Enterprises (Kruispuntbank van Ondernemingen) under number 0467.010.953 (RPR Brussels);

2.	CHRIMAJO BV, a limited liability company (besloten vennootschap) incorporated, existing and organized under the laws of Belgium, with registered office at Hof van Spruytlaan 6, 2550 Kontich, Belgium, registered with the Crossroads Bank for Enterprises (Kruispuntbank van Ondernemingen) under number 0461.452.061 (RPR Antwerp, division Antwerp);

3.	Peter Buyckx, residing at A.C Swinnestraat 19, 2940 Stabroek, Belgium;

4.	Luc Lebon, residing at Van den Neslei 7, box 3, 2018 Antwerp, Belgium;

5.	Bart Vereecke, residing at Cijnsweg 4, 9860 Oosterzele, Belgium;

6	Johan Beirnaert, residing at Morekstraat 366, 9031 Ghent, Belgium;

7.	DELAGAYE PIET BV, a limited liability company (besloten vennootschap) incorporated, existing and organized under the laws of Belgium, with registered office at Voskenslaan 332, 9000 Ghent, Belgium, registered with the Crossroads Bank for Enterprises (Kruispuntbank van Ondernemingen) under number 0477.831.601 (RPR Ghent, division Ghent);

8.	Frank Elewaut, residing at Guido Gezellestraat 46, 8020 Oostkamp, Belgium;

9.	Emmanuel Dewitte, residing at Karel De Bondtlaan 23, 9031 Drongen, Belgium;

10.	Olivier Ysewijn, residing at Egelvoortstraat 36, 2970 Schilde, Belgium; Hereinafter individually referred to as a ‘Seller’ and collectively as the ‘Sellers’

AND

11.	BLINK HOLDINGS B.V., a limited liability company (besloten vennootschap) incorporated, existing and organized under the laws of the Netherlands, with registered office at Vijzelstraat 68, 1017HL Amsterdam, the Netherlands, registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 82103569;

Hereinafter referred to as the ‘Purchaser’;

The Sellers and the Purchaser are hereinafter also jointly referred to as the ‘Parties’ and each individually as a ‘Party’.

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WHEREAS:

(A)	On the Closing Date, the Sellers will be the owners of sixteen thousand (16,000) shares (the ‘Shares’), representing 100% of the issued and outstanding share capital, on a fully diluted basis, of Blue Corner NV, incorporated, existing and organized under the laws of Belgium, with registered office at Rijnkaai 37, 2000 Antwerp, Belgium, registered with the Crossroads Bank for Enterprises (Kruispuntbank van Ondernemingen) under number 0833.034.020 (RPR Antwerp, division Antwerp) (the ‘Company’); and

(B)	The Sellers now wish to sell to the Purchaser and the Purchaser wishes to purchase from the Sellers all of the Shares, upon the terms and subject to the conditions set forth in this agreement (the ‘Agreement’).

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THE FOLLOWING HAS BEEN AGREED:

Clause 1	Definitions

1.1	The following terms as used in this Agreement shall, except as otherwise expressly provided herein, have the meanings set forth or referenced below:

‘Additional Leakage’	means any Leakage since the Closing Accounts Date up to and including the Closing Date (except for any Permitted Leakage) which was not deducted from the Purchase Price at Closing in accordance with Clause 3.1(ii);

‘Additional Leakage Amount’	means an amount in cash equal to the amount on a Euro-for-Euro basis received by or waived against the member of the Sellers’ Group under the Additional Leakage (unless in case of fraud or wilful misconduct);

‘Affiliated Persons’	means:

(i)	in relation to one (legal or physical) person, (a) any other (legal or physical) person or persons affiliated with the first person within the definition of affiliated persons contained in article 1:20 of the BCC), and (b) any other legal person or persons with respect to which the first person or one or more members of the first person’s family serve(s) as a director, executive officer or in a similar capacity; and/or

(ii)	in relation to one physical person, (a) such person’s spouse, (b) any other physical person or persons (or, as the case may be, any other (legal or physical) person or persons affiliated with such physical person or persons within the meaning as set forth under (i) above) related to the first person or the first person’s spouse within the third degree, and (c) any other physical person or persons residing with the first person, Affiliate or Affiliates shall be construed accordingly;

‘Annexes’	means the annexes to this Agreement;

‘Annual Accounts’	means the approved and audited annual accounts of the Company prepared in accordance with GAAP for the financial year ended on the Annual Accounts Date, comprising the balance sheet, the profit and loss account, the social balance and all notes, reports and other documents attached thereto, drawn up in the format of the National Bank of Belgium;

‘Annual Accounts Date’	means 31 December 2019;

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‘Assets’	all the assets owned or otherwise used by the Company on the Closing Date in the framework of its business;

‘Banks’	means ING België NV and BNP Paribas Fortis NV;

‘BBC’	means the Belgian Companies and Associations’ Code (“Wetboek van vennootschappen en verenigingen” / “Code des sociétés et des associations”) enacted by the law of 23 March 2019, as amended from time to time, including its implementing royal decrees (“koninklijke besluiten” / “arrêtés royaux”);

‘Business Day’	means a day (other than a Saturday or Sunday) on which banks are open for ordinary business in Brussels and in the United States of America (State of Florida);

‘Cash Portion’	has the meaning as set forth in Clause 3.3;

‘Claim’	has the meaning as set forth in Clause 10.2;

‘Clause’	means a clause of this Agreement;

‘Closing’	means the transfer of ownership of the Shares and the payment of the Purchase Price in accordance with this Agreement;

‘Closing Accounts’	means the approved and audited annual accounts of the Company prepared in accordance with GAAP for the financial year ended on the Closing Accounts Date, comprising the balance sheet, the profit and loss account, the social balance and all notes, reports and other documents attached thereto, drawn up in the format of the National Bank of Belgium, as set forth in Data Room document 08.07.01.03;

‘Closing Accounts Date’	means 31 December 2020;

‘Closing Date’	has the meaning as set forth in Clause 7.1;

‘Company’s Intellectual Property’	has the meaning as set forth in Annex 9.1;

‘Competing Business ‘	has the meaning as set forth in Clause 12.2(i);

‘Conditions Precedent’	has the meaning as set forth in Clause 6.1;

‘Confidential Information’	has the meaning as set forth in Clause 13.1;

‘Contractors’	means all the individuals or legal entities providing services as per the Closing Date to the Company through a services agreement;

‘Control’	has the meaning as set forth in article 1:14 of the BCC;

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(as a verb or noun)

‘Convertible Bonds’	means the 5,000 convertible bonds issued by the Company on 29 December 2017;

‘Cooperation Agreement’	has the meaning as set forth in Clause 6.1(ii);

‘Customer Contract’	means those orders, engagements or contracts entered into prior to Closing by or on behalf of the Company for the supply of goods, equipment or services to customers of the Company;

‘Data Room’	means the Project Green Circle electronic data room made available by the Sellers and hosted by Ansarada, the content of which is electronically stored on encrypted flash drives, a copy of which has been provided to the Purchaser and the Sellers, respectively, as at the date of this Agreement, and listed in an index attached hereto as Annex 1ter;

‘Debt Repayment Amount’	means the aggregate amount of all outstanding payments (in principal, interest and cost of any nature whatsoever) of the Company vis-à-vis the Sellers, including under the Shareholder Loans and the Convertible Bonds, as per the Closing Date. However, for the purpose of calculating the Debt Repayment Amount, any reasonable additional financing provided by the Sellers to the Company between the date of this Agreement and the Closing Date will only be included for 50%. Any dispute between the Parties with regard to the calculation of the Debt Repayment Amount will be resolved by the Independent Expert mutatis mutandis in accordance with Annex 4.3.3; ;

‘Disclosed Information’	means the business, financial, tax and legal information made available by the Sellers through the Data Room;

‘Employees’	means all the individuals employed on Closing Date by the Company through a labour agreement (‘arbeidsovereenkomst’);

‘Encumbrances’	means any liens, charges (fixed or floating), mortgages, suretyships, attachments, encumbrances, pledges, security interests, claims, depositary receipts, pre-emptive rights, usufructs or other real rights, options, exceptions, retentions of ownership, imperfection or defect of title, any other restrictions or personal or real third-party rights of any kind or nature whatsoever or any commitment, agreement or power of attorney to create, or allow the creation of, any of the foregoing;

‘eNovates Business’	means the business of Ecological Innovation NV, with registered office at Brandstraat 13, 9160 Lokeren, registered with the Crossroads Bank for Enterprises (Kruispuntbank van Ondernemingen) under number 0833.089.547 (RPR Ghent, Dendermonde division), as set forth in the corporate purpose of said company;

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‘Enterprise Value’	has the meaning as set forth in Clause 3.1(i);

‘Equity Portion’	has the meaning as set forth in Clause 3.1;

‘Escrow Account’	means the account to be opened in the name of the Sellers with the Escrow Agent as further set out in the Escrow Agreement;

‘Escrow Agent’	means Tim Carnewal, or any other notary public affiliated with Berquin Notarissen CVBA (Lloyd Georgelaan 11, B-1000 Brussels);

‘Escrow Agreement’	means the escrow agreement to be executed on Closing by and between the Sellers, the Purchaser and the Escrow Agent, with terms substantially consistent with these attached hereto as Annex 1bis;

‘Escrow Amount’	has the meaning as set forth in Clause 3.2;

‘Financing Agreements’	means the credit line dated 30 September 2019 with ING België NV and the investment credit dated 14 June 2018 with BNP Paribas Fortis NV;

‘Fundamental Warranties’	means any of the Warranties contained in paragraphs 2 (Capacity and Authority), 3 (Corporate Existence, Registration, Registers) and 4 (Shares);

‘GAAP’	means the Belgian generally accepted accounting principles as in effect on the Closing Date, consistently applied throughout the periods involved;

‘Governmental Authority’	means any international, supranational, European Union, national, federal, regional, provincial, municipal or local body or authority exercising a legislative, judicial, executive, regulatory or self- regulatory, administrative or other governmental function and with jurisdiction in respect of the relevant matter;

‘Independent Expert’

means any independent accountant, auditor, investment banker or financial advisor of prime repute (i) to be mutually agreed upon between the Parties, or (ii) in the event where the Parties would not be able to reach an agreement on the identity thereof within a period of 10 (ten) Business Days, to be appointed by the President of the Enterprise Court of Brussels, from among the members of the Belgian Institute of Certified Auditors (Instituut voor Bedrijfsrevisoren / Institut des Réviseurs d’Entreprises), at the request of any Party;

‘Insurance Policies’	has the meaning as set forth in Annex 9.1;

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‘Intellectual Property’	means all intellectual property (including any goodwill associated therewith), irrespective of whether such rights are registered or not or whether they arise through ownership, license or otherwise, including patents (or any applications for such patents), trademarks, logos, service marks, domain names, design rights, trade or business names, copyrights (including rights in computer software) and topography rights, know-how, product formulations, formulae and processes, business format franchises, rights of use on software, lists of suppliers and customers and other confidential and proprietary knowledge and information, rights protecting goodwill and reputation, database rights and all rights or forms of protection of a similar nature to any of the foregoing or having equivalent effect anywhere in the world and applications and renewals for any of the foregoing;

‘IT Assets’	has the meaning as set forth in Annex 9.1;

‘Key Persons’	means Peter Buyck, Luc Lebon, Magali van Coppenolle and Olivier Ysewijn;

‘Law’	means, with respect to the relevant subject matter or person, all applicable legislation, regulations, rules, directives, decrees, and other legislative measures or decisions having the force of law, as well as treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity, and all other laws of, or having effect in, any jurisdiction from time to time;

‘Leakage’	means each of the following items:

(i)	the amount of any dividend or distribution of any kind declared, paid or made (whether actual or deemed) by the Company to the Sellers;

(ii)	the amount of any payments made (or future benefits granted) to or Assets transferred to, or liabilities assumed, indemnified or incurred for the benefit of the Sellers or any Affiliated Persons of the Sellers by the Company;

(iii)	the amount of any payments made or agreed to be made by the Company to the Sellers in respect of any share capital or other securities of the Company being issued, redeemed, purchased or repaid, or any other return of capital;

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(iv)	the waiver by the Company of any amount owed to the Company by the Sellers or by any Affiliated Person of the Sellers;

(v)	any remuneration as paid to the Sellers or to any Affiliated Person of the Sellers other than in accordance with past practice and on at arm’s length terms;

(vi)	the amount of any indebtedness repaid or incurred to or for the benefit of any member of the Sellers’ Group (excluding the Company) by the Company (excluding the Debt Repayment Amount), to the extent repaid or incurred other than at arm’s length terms;

(vii)	professional fees, costs, or expenses (or any other gratuity, commission, rebate, discount, or bonus), paid or incurred by the Company in connection with the Transaction;

(viii)	fees, costs, expenses, interest, or Taxes, as well as any break fee or other fee, cost, or expense as a result of an early repayment of any existing Bank funding, paid or incurred by the Company in connection with a(nother) Leakage item; and

(ix)	sums due as a result of agreements or commitments (conditional or not) by the Company in connection with a(nother) Leakage item.

in each case if occurred after the Closing Accounts Date and to the extent not reimbursed to the Company on or before the Closing Date;

‘Leakage Amount’	means the Leakage excluding any Permitted Leakage;

‘Leased Property’	has the meaning as set forth in Annex 9.1;

‘Loss’	means any and all losses (“schade”) as defined in Articles 1149 to 1151 of the Belgian Civil Code;

‘Management Agreement’	means the management agreements to be entered into on Closing between (i) Mr. Peter Buyck (or his management company) and the Company, (ii) Mr. Luc Lebon (or his management company) and the Company, (iii) Ms. Magali van Coppenolle (or her management company) and the Company, and (iv) Mr. Olivier Ysewijn (or his management company) and the Company;

‘Material Adverse Event’	means any fact or event that is materially adverse to the business, assets, properties, liabilities, results of operations or condition (financial or otherwise) of the Company, not being a fact or event affecting or likely to affect generally all companies carrying on businesses similar to those of the Company;

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‘Non-EEA Company’	has the meaning as set forth in Clause 14.1;

‘Non-compete Period ‘	has the meaning as set forth in Clause 12.1;

‘Objection Notice’	has the meaning as set forth in Clause 10.2.2;

‘Octa+ Business’	means the business as currently conducted by Octa+ Group NV and its Affiliates, including but not limited to its Modalizy card and energy management projects;

‘Pay-Off Amounts’	has the meaning as set forth in Clause 6.1(iv);

‘Pay-Off Letters’	has the meaning as set forth in Clause 6.1(iv);

‘Permits’	means any permit, licence, authorisation, consent, notification or other approval (including any environmental permit);

‘Permitted Leakage’	means (i) the management fees and other types of compensation that are being paid to Sellers who are employed by or provide management services to the Company in accordance with the current agreements between the Company and the relevant Sellers, (ii) the payments made for services provided by Octa+ Group NV under its current agreement with the Company, and (iii) the payments made to Ecological Innovation NV pursuant to the current distribution agreement entered into between the Company and Ecological Innovation NV;

‘Personal Information’	has the meaning as set forth in Annex 9.1;

‘Purchase Price’	means the aggregate price to be paid by the Purchaser to the Sellers for the Shares, as determined pursuant to Clause 3;

‘Purchaser’s Group’	means the Purchaser and its Affiliates, including the Company as from Closing;

‘Purchaser’s Proxy Holder’	has the meaning as set forth in Clause 16.16;

‘Receivables’	means any and all accounts and notes receivable and any and all rights to and claims for money due, owing or payable to the Company;

‘Relevant Portion’	means, for each Seller, the relevant portion of the Purchase Price to which such Seller is entitled as set forth in Annex 1;

‘Sellers’ Account’	has the meaning as set forth in Clause 3.4;

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‘Sellers’ Group’	means the Sellers and any of their respective Affiliates, excluding the Company as from Closing;

‘Sellers’ Proxy Holder’	has the meaning as set forth in Clause 16.15;

‘Sellers’ Representative’	has the meaning as set forth in Clause 16.9;

‘Shareholder Loans’	means the shareholder loans as listed in Annex 10;

‘Subsidies’	has the meaning as set forth in Annex 9.1;

‘Supplier Contract’	means those orders, engagements or contracts entered into prior to Closing by or on behalf of the Company for the supply of goods, equipment or services by any such supplier of the Company;

‘Tax’ or ‘Taxes’	all taxes, contributions, and other duties and levies, howsoever called or of whatever nature, imposed by any Governmental Authority or political subdivision thereof (whether supranational, national, regional, local, municipal or otherwise), including (corporate) income tax, withholding taxes, (capital) gains taxes, excise, value added tax, sales tax, registration and stamp duties, social security contributions or premiums, recoveries of reimbursements from the National Institute for Sickness and Disability Insurance Federal Public Service Social Security (‘Rijksinstituut voor Ziekte- en Invaliditeitsuitkering (RIZIV)’), environmental and administrative duties, and any interest for late payment, penalties, increases and fines in respect of all of the foregoing;

‘Tax Warranties’	means any of the Warranties contained in paragraph 20 (Tax) of Annex 9.1;

‘Transaction’	means the sale and purchase of the Shares, on the terms and subject to the conditions of this Agreement;

‘Transaction Documents’	means this Agreement and each other material document to be executed by one or more members of the Sellers’ Group and one or more members of the Purchaser’s Group in connection with the Transaction;

‘TSA’	has the meaning as set forth in Clause 6.1(ii);

‘Warranties’	has the meaning as set forth in Clause 9.1.

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1.2	Other terms may be defined elsewhere in the text of this Agreement, and unless otherwise indicated, shall have such meaning throughout this Agreement.

1.3	The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa, and the one shall include the other.

1.4	The term ‘including’ shall mean ‘including, without being limited thereto’.

1.5	When using the expressions ‘shall use its best efforts’ or ‘shall use its best endeavours’ (or any similar expression or any derivation thereof) in this Agreement, the Parties intend to refer to the Belgian legal concept of “middelenverbintenis”.

1.6	When using the expressions ‘shall cause’ or ‘shall procure that’ (or any similar expression or any derivation thereof) in this Agreement, the Parties intend to refer to the Belgian law concept of “sterkmaking”‘.

1.7	When using the expressions ‘fairly disclosed’ (or any similar expression or any derivation thereof) in this Agreement, the Parties agree that the information must be provided fairly, accurately and unambiguously, with sufficient detail to identify the nature and scope of the matter disclosed and only to the extent that a reasonably diligent purchaser, with the assistance of professionals advisors, is or should be able to understand the nature, extent, implications and consequences of such disclosure and to make an informed and accurate assessment of the matter concerned.

1.8	Whenever a Warranty is given ‘to the Sellers’ best knowledge’ or is qualified by any similar expression, it is agreed that such a Warranty is given by the Sellers on the basis of the facts of which Etienne Rigo (Octa+ Group NV), Thierry Van Coppenolle (Chrimajo BV), Peter Buyckx, Luc Lebon and/or Olivier Ysewijnhave knowledge or reasonably could or should have knowledge on the date of the Agreement (or any other date referred to in the relevant Warranty, as the case may be), taking into account their respective roles or positions in the Company.

1.9	The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

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Clause 2	Sale and purchase of the Shares

2.1	Upon the terms and subject to the conditions of this Agreement, the Sellers agree to sell and deliver to the Purchaser and the Purchaser agrees to purchase and accept from the Sellers, the Shares, free and clear of any Encumbrances.

2.2	On the Closing Date, the Purchaser shall have full title to and ownership of the Shares, without any limitation whatsoever, and shall be entitled to all rights pertaining to the Shares such as but not limited to dividend rights (including those relating to the current financial year) or other financial advantages and the exercise of the voting rights.

2.3	The Sellers hereby irrevocably waive any restrictions on transfer (including rights of pre-emption) which may exist in relation to the Shares and their sale and transfer pursuant to this Agreement, whether under the articles of association of the Company, any shareholders’ agreements or otherwise.

Clause 3	Purchase Price

3.1	The Purchase Price for the sale of the Shares (the ‘Purchase Price’) shall be:

(i)	an amount of EUR 20,000,000 (the ‘Enterprise Value’), consisting of EUR 19,000,000 in cash and an amount equal to EUR 1,000,000 in listed restricted shares of the Purchaser (the latter being the ‘Equity Portion’);

minus

(ii)	the Debt Repayment Amount;

minus

(iii)	the Pay-Off Amounts;

minus

(iv)	the Leakage Amount determined in accordance with Clause 4.

3.2	Subject to the conditions of this Agreement, an amount of EUR 1,725,000 (one million seven hundred twenty-five thousand Euros) (the ‘Escrow Amount’) shall be paid on the Closing Date by the Purchaser in the Escrow Account, to be opened in accordance with the Escrow Agreement.

3.3	Subject to the conditions of this Agreement, the Purchase Price minus the Escrow Amount and minus the Equity Portion (the ‘Cash Portion’) shall be paid to the Sellers on the Closing Date in accordance with Clause 3.4.

3.4	The allocation of the relevant portions of the Purchase Price to each of the Sellers is set forth in Annex 1. Any payment to be made to the Sellers pursuant to this Clause 3, with the exception of the Escrow Amount and the Equity Portion, shall be made through wire transfer into the bank account of Cresco Advocaten BV with IBAN BE87 0017 2297 1994 with BNP Paribas Fortis NV (BIC: GEBABEBB) (the ‘Sellers’ Account’).

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It is expressly acknowledged and accepted by the Sellers that the apportionment of the Purchase price between them is their own responsibility and that the Purchaser shall be validly discharged of its obligations towards each of the Sellers as regards the payment of the Cash Portion pursuant to this Clause 3 if paid into the Sellers’ Account.

3.5	Subject to the conditions of this Agreement, the Purchaser will issue listed restricted shares of the Purchaser to the Sellers in proportion to Sellers’ portion as set out in Annex 1, for an aggregate amount equal to the Equity Portion. It is expressly acknowledged by the Parties that (i) the number of restricted shares to be issued will be calculated based on the EUR/USD exchange rate on the date immediately prior to the Closing Date as published by the European Central Bank, and (ii) the number of listed restricted shares of the Purchaser to be received by the Sellers will be calculated based upon the average value of the Purchaser’s shares within the 30-day period immediately preceding the Closing Date.

Clause3bis	Interim Funding

3bis.	Subject to the conditions of this Agreement, and in addition to what is provided under Clause 3, the Purchaser shall repay, on the Closing Date, on behalf of the Company the Debt Repayment Amount on the Sellers’ Account.

Subject to the conditions of this Agreement, and in addition to what is provided under Clause 3, the Purchaser shall repay, on the Closing Date, on behalf of the Company, the Pay-Off Amounts to the accounts of each of the Banks as communicated to the Buyer no later than 5 (five) Business Days prior to Closing in accordance with the Pay-Off Letters.

Clause 4	Leakage

4.1	No Leakage

Subject to Clause 4.2, each Seller warrants and undertakes, on a several and not joint basis, to the Purchaser that since the Closing Accounts Date up to the Closing Date (including), there has not been nor will there be any Leakage (except for any Permitted Leakage).

4.2	Leakage disclosure

3 (three) Business Days prior to Closing, the Sellers have provided the Purchaser with a detailed written statement setting out the items comprising Leakage and their calculation of the Leakage Amount, including sufficient detail and including the completed overview attached in Annex 4.2, so as to enable the Purchaser to verify the Leakage and the calculation of the Leakage Amount. The Leakage Amount so notified shall be deducted from the Purchase Price payable at Closing, but shall be subject to challenges post-Closing by the Purchaser, to be submitted to the Independent Expert in accordance with Clause 4.3.

4.3	Additional Leakage

4.3.1 Subject to Closing, in case of an Additional Leakage specifically benefitting a single member of the Sellers’ Group, the relevant member of the Sellers’ Group shall on demand by the Purchaser pay the Additional Leakage Amount to the Purchaser in accordance with Clause 4.3.6. In case of an Additional Leakage not specifically benefitting one single member of the Sellers’ Group or benefitting a third party, the Sellers shall on a several and not joint basis (“deelbaar en niet hoofdelijk”) pay the Additional Leakage Amount, each for their relevant proportion, in accordance with Clause 4.3.6.

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4.3.2 The Sellers shall have no liability to indemnify the Purchaser for any Additional Leakage in accordance with this Clause 4.3 unless the Purchaser notifies the Sellers’ Representative of the Additional Leakage within 12 (twelve) months after the Closing Date. To the extent reasonably possible and available, but without prejudice to the Purchaser’s right to reimbursement of any Additional Leakage timely notified in good faith, the Purchaser’s notice shall set out the items comprising the Additional Leakage, the Purchaser’s good faith estimate calculation of the Additional Leakage Amount, and other available detail so as to enable the Sellers to verify the Additional Leakage and the Additional Leakage Amount.

4.3.3 If the Sellers wish to dispute the Additional Leakage and/or the Additional Leakage Amount they shall notify the Purchaser within 20 (twenty) Business Days after receipt thereof and they shall provide the Purchaser with their own calculation of the Additional Leakage Amount and, to the extent reasonably possible, evidence thereof.

4.3.4 Following notification by the Sellers to the Purchaser in accordance with Clause 4.3.3, the Parties shall, in good faith, attempt to reach agreement on the Additional Leakage Amount within 10 (ten) Business Days, failing which the items still in dispute shall be resolved and the Additional Leakage Amount shall be determined by the Independent Expert who shall be instructed by the Parties as third-party expert in accordance with Annex 4.3.3.

4.3.5 The Purchaser shall procure that the Sellers’ Representative and, if appointed, the Independent Expert, shall be granted reasonable access, at reasonable times and on reasonable notice, to the books and records, premises, storage facilities and relevant personnel of the Company and any other information relating to the Company which may reasonably be required to enable them to agree on or determine the Additional Leakage Amount in accordance with this Clause 4.3, and shall be entitled to make copies as they may reasonably require in connection therewith.

4.3.6 The Sellers’ Representative shall ensure that any Additional Leakage Amount agreed or determined in accordance with this Clause 4.3 is paid to the Purchaser within 3 (three) Business Days after such agreement or determination through a release from the Escrow Account to the benefit of the Purchaser.

4.3.7 Any payment made by the Sellers to the Purchaser pursuant to this Clause 4 shall constitute and be treated for all purposes as an adjustment to the Purchase Price.

4.3.8 None of the provisions and limitations set forth in Clause 9 and Clause 10 shall apply to an Additional Leakage claim by the Purchaser under this Clause 4.3.

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Clause 5	Covenants

5.1	Conduct of Business

Except as (x) expressly contemplated by this Agreement, or (y) as required by applicable Law, as from the date this Agreement until Closing, the Company shall: (a) conduct its business in the ordinary course consistent with past practice, and (b) use its best efforts to maintain and preserve intact its business organization and the goodwill of those having material business relationships with it and retain the services of its present officers and key persons.

Without limiting the generality of the foregoing, the Sellers procure that the Company shall not, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)	issue, sell, grant, dispose of, pledge or otherwise encumber any shares, profit certificates, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares, profit certificates, voting securities or equity interests, or any rights, subscription rights, options, calls, commitments or any other agreements of any character to purchase or acquire any shares, profit certificates, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares, profit certificates, voting securities or equity interests;

(ii)	redeem, purchase or otherwise acquire any of the Shares, profit certificates, voting securities or equity interests, or any rights, subscription rights, options, calls, commitments or any other agreements of any character to acquire any shares, profit certificates, voting securities or equity interests;

(iii)	declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares or profit certificates or otherwise make any payments to its holders of Shares in their capacity as such;

(iv)	split, combine, subdivide or reclassify any of the Shares;

(v)	(a) enter any collective bargaining agreement, (b) establish, adopt, amend or terminate any benefit plan (or any insurance or funding agreement or arrangement with respect to any benefit plan), (c) other than in the ordinary course of business or pursuant to existing agreements, pay, or make any new commitment to pay, any bonus or any profit sharing payment, incentive payment or other similar payment, (d) increase, or make any commitment to increase, the amount of the wages, salary, commissions, fringe benefits, employee benefits, or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any directors, officers or employees or any fees, commissions or other benefits payable to independent contractors other than in the ordinary course of business, or (e) hire or make any offer to hire any new employee or independent contractor at the mid-level executive or higher levels, other than to fill a vacancy in the ordinary course of business;

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(vi)	incur or assume any indebtedness for borrowed money or guarantee any indebtedness other than in connection with financing arrangements as in existence as of the Closing Accounts Date or financing of ordinary course trade payables or issue or sell any debt securities or options, subscription rights, calls or other rights to acquire any debt securities of the Company;

(vii)	adopt any material change in the cash management practices and the policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts or credit notes, accrual of accounts receivable, prepayment of expenses, accruals under benefit plans, accruals and settlements related to Taxes, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(viii)	sell, transfer, lease, sublease, license, mortgage, Encumber or otherwise dispose of or subject to any Encumbrance (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any material portion of its properties or assets;

(ix)	directly or indirectly acquire (a) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any person or division, business or equity interest of any person, or (b) any material business or assets;

(x)	make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance to, any person other than in the ordinary course of business consistent with past practice;

(xi)	dispose of or permit to lapse any Intellectual Property, or dispose of or disclose to any person other than a representative of Purchaser any Intellectual Property other than which is disclosed in the ordinary course of business consistent with past practice or pursuant to existing agreements, where such disclosure is subject to appropriate confidentiality restrictions or where otherwise a matter of public knowledge;

(xii)	enter into any material commitment or transaction other than in the ordinary course of business consistent with past practice;

(xiii)	make any material changes in financial or Tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in applicable accounting principles;

(xiv)	make or change any Tax election, file any amended Tax return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such election, amendment, agreement, settlement, surrender, consent or other action or omission is out of the ordinary course and would be reasonably likely to have the effect of materially increasing the Tax liability or materially reducing any Tax asset of the Company;

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(xv)	amend its articles of association, by-laws, shareholders’ agreement and similar organizational documents;

(xvi)	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(xvii)	commence, settle or compromise any legal proceedings outside the ordinary course of business;

(xviii)	enter into, amend, vary or terminate any agreement with a Seller or an Affiliated Person of the Seller;

(xix)	cancel any indebtedness or waive any claims or rights of substantive value in respect of indebtedness; and/or

(xx)	authorize, commit, resolve, propose or agree in writing or otherwise to take any of the foregoing actions.

5.2	GDPR compliance

The Sellers shall procure that the Company will implement its roadmap towards GDPR compliance, as included in the Data Room under folder 08.03.12.06, as soon as practically possible following the date of this Agreement. In any event, the Sellers shall procure that the Company completes – in close cooperation with, and to the reasonable satisfaction of, the Purchaser – the following items prior to Closing:

1.	the completion of an analysis as to whether a DPO needs to be appointed and, if so, the identification of the DPO;
2.	the preparation of the first version of the Company’s internal (employees) and external (customers, partners, end-users, website visitors, etc.) privacy notices;
3.	the finalisation of a cookie notice for the Company’s website and the implementation of this cookie notice, together with an appropriate consent banner, on the Company’s website;
4.	the preparation of the first version of the Company’s internal data processing register;
5.	the creation and implementation of a data breach register and internal data breach policy;
6.	the definition of the Company’s data retention principles;
7.	the completion of an inventory of third country data transfers and assessment on the appropriate safeguards to be implemented for each; and
8.	the completion of an inventory of data processors and verification that a data processing agreement is signed with each of them.

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5.3	Price transparency

The Sellers shall procure – in close cooperation with, and to the reasonable satisfaction of, the Purchaser – that the online consumer contracting process of the Company will be compliant with the applicable price transparency provisions as soon as practically possible following the date of this Agreement.

5.4	Notification of Certain Matters

The Sellers shall give prompt notice to the Purchaser, and vice versa of: (i) any notice or other communication received by the Sellers, the Company or the Purchaser, from any Governmental Authority in connection with the transactions contemplated by this Agreement, (ii) any notice or other communication received by the Sellers, the Company or the Purchaser, from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement, and (iii) any material failure prior to Closing of, as the case may be, the Sellers, the Company or the Purchaser, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided that the delivery of any notice pursuant to this Clause 5.4 shall not: (a) cure any breach of, or non- compliance with, any other provision of this Agreement, or (b) limit the remedies available to the Party receiving such notice.

5.5	Access to information

From the date of this Agreement until Closing, the Sellers shall, and shall procure that the Company shall:

a)	grant the Purchaser and its representatives access to the Data Room, the books and records of or relating to the Company and, at reasonable times and upon reasonable notice, the premises, the management and any other relevant representatives of the Company;

b)	allow the Purchaser and its representatives to conduct such investigation into the Shares, the Company and the Company’s business, assets and liabilities, and to examine all such information of or relating to the Company as the Purchaser or its representatives may reasonable deem necessary or desirable in connection with the Transaction or for planning the implementation of the Transaction; and

c)	provide the Purchaser and its representatives with copies of all such existing documents of or in relation to the Company as the Purchaser or its advisers may reasonably request.

Clause 6	Conditions precedent

6.1	The obligations of Purchaser to purchase the Shares and to consummate the Closing, are subject to the fulfilment on 21 May 2021 at the latest (or such other date as the Parties may agree) (‘Long Stop Date’) of:

(i)	the entering into of Management Agreements between the Company and each of the Key Persons, satisfactory to the Purchaser, and including a final agreement on equity incentive packages (as referred to in the Bid letter of the Purchaser d.d. February 17, 2021);

(ii)	the entering into of a new cooperation agreement between the Company and Ecological Innovation NV, satisfactory to the

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Purchaser (the ‘Cooperation Agreement’);

(iii)	the entering into of a transitional services agreement between the Company and Octa+ Group NV, satisfactory to the Purchaser (the ‘TSA’);

(iv)	the Sellers having provided the Purchaser with pay-off letters issued by each of the Banks, detailing the amounts (in principal, interest, early repayment and transaction costs) to be paid by the Purchaser, on behalf of the Company, on the Closing Date (i) to terminate the Financing Agreements in full, and (ii) to obtain the full and unconditional release of all Encumbrances relating to the Company under these Financing Agreements, with effect on Closing without penalty, indemnity or notice period (the ‘Pay-Off Letters)(the ‘Pay- Off Amounts’);

(v)	the Company having received waiver letters from (i) Arval Belgium NV, (ii) the municipality of Brasschaat, and (iii) Ansimmo NV/Decathlon Belgium NV, under its commercial agreements with such counterparties containing change of control termination rights upon consummation of to the Transaction.

(vi)	the absence of a Material Adverse Event occurring between the date of this Agreement and the Closing Date.

(together, the ‘Conditions Precedent’).

6.2	Notwithstanding article 1179 of the Belgian Civil Code, the satisfaction of the Conditions Precedent will not have any retroactive effect.

6.3	The Sellers shall, as far as they are able, at their own cost and expense, ensure that the Conditions Precedent are satisfied as soon as reasonably possible and in any event by the Long Stop Date.

Each Party shall notify the other Parties as soon as reasonably possible after becoming aware that any of the Conditions Precedent has been satisfied.

If any Party becomes aware of anything that could reasonably be expected to prevent or delay the satisfaction of any of the Conditions Precedent, it shall as soon as reasonably possible inform the other Parties, providing appropriate details and clarification as to the reason why the relevant Condition Precedent will or may not be satisfied.

6.4	If not all of the Conditions Precedent are satisfied by the Long Stop Date or have become impossible, the Purchaser may, by notice to the Sellers’ Representative, terminate this Agreement in accordance with Clause 15 with immediate effect and without incurring any liability as a result thereof.

Clause 7	Closing

7.1	Closing shall take place ultimately on the 5th (fifth) Business Day after the date on which all Conditions Precedent were duly satisfied (or, as the case may be, duly waived by the Purchaser) in accordance with this Agreement and no later than 21 May 2021, or on such other date as the Parties may agree in writing, (the ‘Closing Date’) at the offices of Cresco Advocaten BV.

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7.2	At Closing the Sellers and the Purchaser shall comply with their respective obligations as set forth in Annex 7.2 of this Agreement.

7.3	The effectiveness of each of the actions taken by or on behalf of the Sellers pursuant to Clause 7.2 is conditional upon the occurrence of all actions required to be taken by the Purchaser pursuant to Clause 7.2 and vice versa.

7.4	If a Party fails to fulfil any of its obligations pursuant to Clause 7.2, then the other Party may, in its absolute discretion and without prejudice to any other rights or remedies available to the non-defaulting Party, by notice to the defaulting Party: (i) proceed to Closing to the extent reasonably possible and permitted by Law, (ii) defer Closing, in which event the provisions of this Clause 7 shall apply to Closing so deferred, provided that Closing cannot be deferred past the Long-Stop Date, or (iii) terminate this Agreement in accordance with Clause 14 with immediate effect and without incurring any liability as a result thereof, in which case all actions already occurred pursuant to Clause 7.2 shall be deemed null and void.

Clause 8	Post-Closing actions

Purchaser undertakes to pay the Equity Portion to the Sellers in accordance with Clause 3.5 as soon as practically possible and ultimately within 15 Business Days following the Closing Date.

Clause 9	Representations and warranties of the Sellers

9.1	Each of the Sellers solely as to itself and not with respect to any other Seller, represents and warrants to the Purchaser, on a several, and not on a joint and several, basis only, that each of the statements, representations and warranties set forth in Annex 9.1 (the ‘Warranties’) are true, accurate and not misleading as of the date of this Agreement and as of the Closing Date.

9.2	Each of the Warranties will be separate and independent and the Purchaser will have a separate right of action in respect of any breach of the Warranties, and such right will continue in full force and effect after the Closing Date. For the avoidance of doubt, if any such right of action may be characterized in multiple ways so that it may or may not be subject to different thresholds, caps, time limitations or other limitations depending on the characterization thereof, then the Purchaser will have the right to characterize this right of action in any applicable manner at its discretion, including to maximize the recovery, time to assert claims or other benefits, provided that, the Purchaser will only be indemnified once for the same Loss in accordance with Clause 10.4.10.

9.3	All Warranties (other than the Fundamental Warranties) are made subject to the following matters, which shall therefore limit the contents and scope of such Warranties:

9.3.1	any matter which is fairly disclosed in this Agreement or any of the Annexes;

9.3.2	all matters fairly disclosed in the documents provided in the Disclosed Information;

9.3.3	all information which is, on the date of this Agreement fairly disclosed in:

(i)	the Company’s records at the Crossroads Bank for Enterprises (CBE) where the Company is registered;

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(ii)	the publications made by the Company in the Annexes to the Belgian State Gazette (“Belgisch Staatsblad”);

(iii)	the Company’s files with the Clerk’s Office of the Commercial Court (“Ondernemingsrechtbank”);

(iv)	the pledge register;

(v)	the annual accounts filed with the National Bank of Belgium;

(vi)	the national, Benelux and European IP registers; and

(vii)	the mortgage register.

9.4	The Sellers acknowledge that the Warranties have had a conclusive effect (“een doorslaggevende invloed”) on the Purchaser’s decision to purchase the Shares and enter into this Agreement. In turn, the Purchaser acknowledges that it has not entered into this Agreement in reliance on any representation and warranty (in whatever form made or communicated), other than the Warranties.

9.5	All Warranties pertain to the condition of the Company until and including the Closing Date. The Warranties shall retain their full effect in respect of circumstances, the effects of which arise after the Closing Date, but which result from events or facts that have occurred on or prior to the Closing Date.

9.6	The Sellers do not make any warranty or representation as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser (be it in the Disclosed Information or otherwise). The Sellers do, however, expressly confirm that, to the Sellers’ best knowledge, the forecasts, estimates, projections, statements of intents or statements of opinion provided to the Purchaser in connection with the Transaction have all been prepared in good faith and with due care.

Clause 10	Indemnification

10.1	Indemnification

10.1.1 In case of a breach of any of the Warranties, the Sellers shall severally and not jointly (and in each case in proportion to their Relevant Portion) shall indemnity the Purchaser or the Company, as the Purchaser may direct, for any Loss incurred by the Purchaser or the Company, arising from any breach of the Warranties, i.e. any Loss incurred by the Company or the Purchaser which would not have been incurred if there had been no breach of any of the Warranties.

To determine the Los incurred by the Company as a result of a breach of any of the Warranties, the position which the Company effectively is in, is compared to the position the Company would have been in, had there been no breach of any of the Warranties.

10.1.2 The contents and scope of any Warranties will be limited as set forth in Clause 9.3.

10.1.3 The Sellers hereby irrevocably waive any and all rights of recourse against the Company and/or against any employees, managers, or directors of the Company. The Sellers shall not assert any rights against the Company and/or against any employees, managers, or directors of the Company by way of subrogation or otherwise.

10.1.4. Any amounts received by the Purchaser from the Sellers pursuant to this Clause 10 shall be deemed to be a (downward) adjustment of the Purchase Price.

10.1.5. Any Losses incurred at the level of the Company shall be deemed to be incurred by the Purchaser in the same amount.

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10.1.6 The indemnification provisions as set forth in this Clause 10 will be the sole and exclusive remedy for the Purchaser for any breach of any of the Warranties or specific indemnities.

10.2	Procedure

10.2.1 If the Purchaser or the Company wish to make a claim against the Sellers under this Agreement (a ‘Claim’), the Purchaser or the Company shall notify the Sellers’ Representative thereof no later than three (3) months after the Purchaser becomes aware of the facts or circumstances giving rise to the Claim through a notice which shall contain a description of the facts giving rise to the Claim, together with (if possible) a first estimate of the amount of Losses which are the subject of the Claim. The notice shall enclose a copy of all documents establishing the basis of the Claim. Failure by the Purchaser to notify the Sellers’ Representative within the time period specified in this Clause shall not prevent a Claim, other than to the extent by which the amount of the Claim has been increased because notice was not given to the Sellers’ Representative within that time period.

10.2.2 if the relevant Seller(s) challenge(s) the Claim, the Sellers’ Representative shall give a notice to the Purchaser objecting the Claim (the ‘Objection Notice’) within 20 (twenty) Business Days following the notification of the Claim in accordance with clause 10.2.1.

10.2.3 If the relevant Seller(s) and the Purchaser are unable to reach an agreement on the amount payable by the relevant Seller(s) within 20 (twenty) Business Days following receipt by the Purchaser of the Objection Notice, the matter shall be decided in accordance with Clause 16.3.

10.2.4 If the relevant Seller(s) ha(s)(ve) accepted the amount claimed by the Purchaser or if the relevant Seller(s) and the Purchaser have agreed on another amount, the relevant Seller(s) shall pay such amount within ten (10) Business Days of such acceptance or agreement. If the matter giving rise to a Claim has been decided in accordance with Clause 16.3 and the relevant Seller(s) have been ordered to pay an amount pursuant to an executory arbitral award, the relevant Seller(s) shall pay such amount on the date on which it has become due and payable in accordance with the arbitral award.

10.2.5 Insofar as possible, taking into account the Escrow Amount and the duration of the Escrow Agreement, any amount payable in accordance with Clause 10.2.4 will be paid through a release from the Escrow Account to the benefit of the Purchaser.

10.3	Third Party Claims

10.3.1 If the matters, facts or circumstances that may trigger the liability of the Sellers hereunder arise from or are related to a claim by or a liability towards a third party, then the Purchaser or the Company shall:

(i)	provide the Sellers’ Representative with copies of all available documents and correspondence from that third party following receipt of a request to that effect from the Sellers; and

(ii)	not accept any liability or settle any such third-party claim without the prior written consent of the Sellers (such consent cannot be unreasonably withheld, delayed or made conditional).

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10.4	Limitations of Sellers’ liability under the Warranties

10.4.1 A Claim by the Purchaser or the Company pertaining to Warranties must, in order to be valid, be notified in accordance with clause 10.2.1 on or before the following dates, as applicable:

(i)	if the Claim for breach of Warranties relates to any matter other than the one referred to under (ii) and (iii) below: the date falling eighteen (18) months after the Closing Date; and

(ii)	if the Claim for breach of Warranties relates to the Fundamental Warranties or Tax Warranties: the 90th day following the date on which the statute of limitation in respect of the matters giving rise to such Claim expires.

10.4.2 The Sellers shall not be liable for any Claim for breach of Warranties unless:

(i)	the liability of the Sellers in respect of such individual Claim exceeds EUR 10,000 (ten thousand euros). If this amount is reached or exceeded, the Sellers shall be liable for the full amount and not only the excess amount;

(ii)	the aggregate liability of the Sellers in respect of all such Claims exceeds EUR 100,000 (one hundred thousand euros), in which case the Sellers shall be liable for the full amount and not only the excess amount.

For the avoidance of any doubt, the following is confirmed in respect of the above:

(i)	the Purchaser and the Company are entitled to notify an individual Claim irrespective of whether upon such notification the aggregate threshold mentioned under Clause 10.4.2(ii) above is exceeded; and

(ii)	Claims pertaining to or resulting from same or identical matters, facts or events shall be deemed one individual Claim.

10.4.3 The Sellers’ aggregate liability in respect of Claims pertaining to:

(i)	any of the Fundamental Warranties or Tax Warranties shall not exceed an amount equal to the Enterprise Value; and

(ii)	any of the Warranties other than the Fundamental Warranties and Tax Warranties shall not exceed 20% (twenty percent) of the Enterprise Value.

10.4.4 The maximum aggregate liability of each Seller in respect of Claims for a breach of Warranties will be equal to such Seller’s Relevant Portion.

10.4.5 None of the limitations included in this Clause 10.4 shall apply in respect of a matter in relation to which the relevant Sellers or the Company has committed fraud (“bedrog”) or wilful misconduct (“opzettelijke fout”).

10.4.6 No Seller shall be liable under this Agreement in respect of any Claim for a breach of Warranties to the extent that it is based upon a liability which is contingent only or is otherwise not capable of being quantified unless and until such liability ceases to be contingent and becomes an actual liability which is due and payable or becomes capable of being quantified, as the case may be. This Clause shall however not have the effect of preventing the Purchaser from validly making a Claim for a breach of Warranties in respect of a contingent liability within the time limit specified in Clause 10.4.1 and recovering any Losses associated with such Claim even after such time limit has expired.

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10.4.7 The Sellers shall not be liable under this Agreement in respect of any Claim for breach of Warranties if and to the extent that the matter giving rise to the claim is properly accounted for, or specifically provided for in the Closing Accounts.

10.4.8 Any Losses for which the Sellers would be liable under this Agreement, suffered by the Purchaser or the Company, shall be reduced by the amount (if any) by which any Tax for which the Company would otherwise have been liable has been reduced or extinguished as a result of the matter giving rise to such Losses. In turn, if any payment to a member of the Purchaser’s Group under this Agreement is or becomes subject to Tax in the hands of the recipient, the amount paid shall be increased to ensure that the net amount received by the recipient after such Tax is equal to the amount which would have been received by the recipient had the payment not been subject to Tax.

10.4.9 Any Losses for which the Sellers would be liable under this Agreement, suffered by the Purchaser or the Company, shall be reduced by the net amount of any indemnification or other recovery actually received by the Company or that the Company has received from any third party (including insurance proceeds) in respect of such Losses. The net amount of such indemnification or other recovery shall be equal to the amount received by the Company after reduction of (i) any Tax arising in respect thereof, (ii) all reasonable costs and expenses incurred by the Purchaser or the Company to recover such amounts from such insurers or third parties, and (iii) any amount by which the Purchaser or the Company’s premiums are likely to be increased during the 2 (two) years following the making of the insurance claim, when the amount consists of insurance proceeds.

10.4.10 The Purchaser and the Company shall not be entitled to recover from the Sellers under this Agreement more than once in respect of the same Losses suffered.

10.4.11 The Purchaser shall procure that all reasonable steps are taken, and all reasonable assistance is giving to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any Claim under this Agreement.

10.5	Specific indemnification obligations

10.5.1 The Sellers shall severally and not jointly (and in each case in proportion to their Relevant Portion) indemnify the Purchaser or, if the Purchaser so chooses, the Company, and hold the Purchaser and the Company harmless against and in respect of all Losses suffered or incurred by or imposed upon or instituted against the Purchaser or the Company directly or indirectly in connection with:

(a) a Tax liability which was not adequately provided for in the Closing Accounts and which results from or refers to any transaction, event, act or omission occurring on or before the Closing Date or in respect of any gross receipts, income, profits or gains earned, accrued or received or expenses deducted by the Company on or before the Closing Date;

a Tax liability which arises in respect of, or results from any infraction by the Company of any Law relating to Tax applicable to the Company at any time prior to the Closing Date; or

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a Tax liability which would have been saved but for the loss, modification, reduction, nullification, utilisation or disallowance (for whatever reason) of a relief in consequence of an event occurring on or before the Closing Date.

(b) the non-compliance by the Company with the requirements imposed to the Company in its capacity as an energy supplier (including, for the avoidance of doubt, the obligation to hold a regional supply license for its activities in Brussels).

(c) the non-compliance by the Company with the General Data Protection Regulation and, in general, applicable privacy legislations, but only to the extent any actions, claims, demands, and Losses occur within 12 (twelve) months following the Closing Date.

(d) the non-compliance by the Company with the applicable price transparency provisions.

10.5.2 No limitations of the Sellers’ liability set out in this Agreement shall apply to this Clause 10.5. However, for the avoidance of doubt, the Claim procedure detailed in Clause 10.2 will apply to any Claim in relation to any of the above-mentioned specific indemnification obligations.

10.5.3 The maximum aggregate liability of each Seller in respect of Claims in relation to any of the above-mentioned specific indemnification obligations will be equal to such Seller’s Relevant Portion.

10.5.4. Without prejudice to the specific indemnities set forth in this Clause 10.5, the Purchaser acknowledges that on the Closing Date it is not aware of any facts or circumstances which constitutes a Claim under the Warranties.

Clause 11	Assistance, further actions

11.1	As from the Closing Date, the Sellers shall execute and provide (or cause to execute and to provide) all such deeds and documents that the Purchaser may require or that may otherwise be useful to give full effect to this Agreement.

11.2	The Sellers shall co-operate with the Purchaser in order to achieve an efficient transfer of the Shares and to ensure that the existing good relations between the Company on the one hand and their personnel, suppliers and bankers and any relevant Governmental Authority on the other hand will be maintained.

Clause 12	Non-competition and non-solicitation

12.1	Each of the Sellers agrees not to do any of the following during a period of two (2) years as from the Closing Date (a ‘Non-Compete Period’), except with the Purchaser’s prior written consent, regardless of whether such Seller is acting:

(i)	directly or indirectly through Affiliated Persons, relatives, or any other individuals, companies or other legal entities (including, for the avoidance of doubt, Ecological Innovation NV);

(ii)	in its own capacity or as a director, manager, partner or shareholder of any company or any other legal entity, or as an employee, consultant, agent or subcontractor of any individual, company or other legal entity; or

(iii)	in any other capacity and in any other manner whatsoever.

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12.2	During the Non-Compete Period, no Seller will:

(i)	establish or carry on the sales and delivery of EV charging infrastructure for end users of electric vehicles in Belgium, the Netherlands, Luxembourg and France (‘Competing Business’);

(ii)	acquire or hold any interest in any company, other than the Purchaser, which is engaged in any Competing Business or which is directly or indirectly controlling a person engaged in any Competing Business;

(iii)	solicit or endeavour to entice away from or discourage from dealing with or induce to trade on different terms with the Purchaser or the Company, any person who was a client or supplier of the Purchaser or the Company during the past three (3) years;

(iv)	directly or indirectly use or disclose to third parties any information in respect of the Company or its business; or

(v)	(seek to) employ or engage in any capacity, any person who is employed or working in any capacity for the Company, or (seek to) induce any such person to leave the Company;

provided however that none of the aforesaid restrictions will prevent (i) the relevant Sellers from carrying on the eNovates Business (in compliance with the Cooperation Agreement), and (ii) Octa+ Group NV and its Affiliates from carrying on the Octa+ Business.

In addition, none of the aforementioned restrictions will prevent the Sellers from newly investing in, or owning, publicly-traded securities constituting not more than three (3) % of the outstanding securities of an entity conducting the Competing Business and shall not limit in any way the acquisition or ownership of securities by the Sellers in Affiliates.

12.3	The non-compete and non-solicitation undertakings set out in this Clause 12 are geographically limited to the territory of Belgium, the Netherlands, Luxembourg and France.

12.4	The Sellers acknowledge that the provisions of Clause 12.1 are reasonable and necessary to protect the legitimate interests of the Purchaser. In the event of a breach of the duties by a Seller under Clause 12.1, that would not be ceased within 10 (ten) Business Days, such Seller (and for the avoidance of doubt, only the relevant Seller) shall pay to the Purchaser or, at the Purchaser’s sole option, to the Company, the sum of EUR 100,000 (one hundred thousand euros) for each breach, subject to prior notice on the relevant Seller to cease any infringement on the provisions of Clause 12.1 to be increased by EUR 10,000 (ten thousand euros) per day the violation continues thereafter, however without the need to prove actual damage or the need of a court order and without prejudice to any right of the Purchaser or the Company to recover damages in excess of the amounts specified in this Clause 12.3 and/or to make use of any other legal remedy.

12.5	If any of the provisions of this Clause 12 are deemed to exceed the time, geographic or other limitations permitted by applicable Law, they shall not be nullified but shall automatically be adjusted to conform with the maximum permitted by applicable Law.

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Clause 13	Confidentiality and announcements

13.1	Subject to Clause 13.2, each Party shall, and shall procure that its representatives and each other person to whom it discloses Confidential Information in accordance with this Agreement or to whom Confidential Information is disclosed at its request and in accordance with this Agreement, shall keep confidential and not disclose or make available to anyone as from the date of this Agreement and for a period of ten (10) years thereafter, the following information:

(a)	the existence or contents of the Transaction Documents, including this Agreement and any ancillary documents;

(b)	the subject matter or process of negotiations or any disputes between the Parties in connection with the Transaction;

(c)	in case of any Seller, any information of a secret or confidential nature received or held by that Seller or any of its representatives which relates to the Purchaser’s Group or, following Closing, the Company or its respective business; or

(d)	in case of the Purchaser, any information of a secret or confidential nature received or held by the Purchaser or any of its representatives which relates to the Sellers’ Group or, prior to Closing, the Company or its respective business;

(together, the ‘Confidential Information’);

unless and to the extent the Confidential Information is in or comes into the public domain other than as a result of a breach of any undertaking or duty of confidentiality by that Party, in which case such information shall no longer be deemed to form part of the Confidential Information.

13.2	Each of the Parties shall, or shall procure that each of its representatives and other persons to whom it disclosed Confidential Information shall, following the date of this Agreement, on reasonable written demand from any other Party, immediately and at its own cost and expense, without keeping copies:

(a)	return to that other Party, all documents containing Confidential Information made available to it by (or on behalf of) that other Party or any of that other Party’s representatives;

(b)	destroy all reports, analyses, compilations, studies or other materials which contain or have been derived from or otherwise reflect any Confidential Information;

(c)	expunge all Confidential Information from any of its computers or other devices containing Confidential Information; and

(d)	upon request by that other Party, deliver to that other Party a certificate signed by it confirming that the obligations contained in this Clause 13.2 have been complied with; provided that each of the Parties may retain any Confidential Information as may be required by Law.

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13.3	A Party may disclose Confidential Information only:

(a)	with the prior written approval of the other Parties;

(b)	to the extent required by Law or pursuant to an order of a Governmental Authority;

(c)	to the extent required for the purpose of fulfilling its obligations under this Agreement or any other Transaction Document;

(d)	to the extent reasonably required to conduct the defence of a claim or to enforce any rights or to exercise any remedies under the Transaction Documents, including this Agreement or any related agreement;

(e)	to that Party’s Representatives or Affiliates, but only to the extent necessary (i.e. on a need-to-know basis only) and provided that before any such disclosure is made, the person to whom such disclosure will be made is informed of the terms of this Clause and instructed to adhere to those terms as if such person were bound by them;

provided that if a Party is required by Law or pursuant to an order of a Governmental Authority to disclose any Confidential Information, it shall promptly and if reasonably possible and lawful before disclosure occurs notify the other Parties. The Party required to disclose Confidential Information shall, if reasonably possible and lawful, co-operate with the other Parties with regard to the timing and content of such disclosure, or any action which the other Parties may reasonably elect to challenge such requirement.

13.4	No announcement or press release regarding the Transaction or any element thereof shall be made or issued other than with the prior written approval of each of the Parties. This shall not affect any announcement required by Law (including the regulations of any relevant stock exchange as applicable to any Party), provided that the Party with an obligation to issue an announcement shall as soon as reasonably possible and if reasonably possible and lawful before disclosure occurs notify the other Parties. The Party making an announcement shall, if reasonably possible and lawful, co-operate with the other Parties with regard to the timing and content of such announcement, or any action which the other Parties may reasonably elect, to challenge such requirement.

Clause 14	Subsequent transfer

14.1	The Purchaser agrees and undertakes not to sell or otherwise transfer or dispose of, and shall cause and procure that any person or entity that would acquire Shares shall not sell or otherwise transfer or dispose of, all or part of the Shares to a foreign legal entity referred to in article 227, sub 2 and 3 of the Income Tax Code 1992 (“Wetboek van inkomstenbelastingen 1992”), the registered office, main place of business or headquarters of which is located outside the European Economic Area (a ‘Non-EEA Company’) for a period ending twelve (12) months after the Closing, without the prior written consent of the relevant Seller. For the avoidance of doubt, the notion “transfer or disposal of shares” includes both a direct transfer of shares as well as an indirect transfer, obtained through, amongst others, an exchange or annulment of shares or any part thereof (for instance as a result of a merger, demerger, liquidation or other).

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14.2	In the event of a breach of Clause 14.1, the Purchaser shall indemnify the relevant Seller for any Taxes actually incurred by the relevant Seller on the basis of article 90 sub 9 and 94 of the Income Tax Code 1992 as a result of such breach. The indemnification will be paid by the Purchaser to the relevant Seller within thirty (30) Business Days following the date of the assessment (“inkohiering”) of such Taxes.

14.3	The Purchaser shall abstain from selling or otherwise transferring or disposing all or part of the Shares to any transferees other than Non-EEA Companies, without the transferee(s) first executing a letter addressed to the Sellers in which the transferee(s) irrevocably and unconditionally undertake(s) not to sell or otherwise transfer all or part of the Shares to a Non-EEA Company within twelve (12) months from the Closing Date, and in which the Purchaser and the transferee(s) agree(s) to jointly and severally indemnify the Sellers on the basis of an identical indemnification mechanism as set forth in Clause 14.2 in the event of a breach of said undertaking.

Clause 15	Termination

15.1	This Agreement may be terminated (i) at any time by mutual agreement in writing between the Parties, (ii) by the Purchaser in accordance with Clauses 6.4 and 7.4, or (iii) by the Sellers in accordance with Clause 7.4.

15.2	If any of the termination events set out in Clause 15.1 occurs, this Agreement shall terminate automatically (“van rechtswege”), upon notice being given as required under this Agreement, without any formal notice (“ingebrekestelling”) or any prior decision by a court or arbitral tribunal being required.

15.3	Except as otherwise provided in this Agreement, each Party’s termination right under this Agreement is in addition to any other rights and remedies available to it, including the right to claim damages (“schadevergoeding”), and no failure or delay by any Party in exercising any of its termination rights under this Agreement shall operate as a waiver thereof or of any other right.

15.4	If this Agreement is terminated pursuant to this Clause 15:

(i)	all further obligations of the Parties under this Agreement shall terminate, except that Clause 1 (Definitions), Clause 13 (Confidentiality and announcements), Clause 15 (Termination), and Clause 16 (Miscellaneous) shall continue to apply; and

(ii)	each Party shall reimburse or return to the other Parties (or the Company) any sum of money or any other assets that it has received from any other Party (or the Company) pursuant to this Agreement.

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Clause 16	Miscellaneous

16.1	Each Party will pay its own costs and expenses, including costs of counsel, accountants and other advisors, incurred in connection with the negotiation, preparation, execution and closing of this Agreement.

Parties mutually acknowledge and agree that they have not provided any Tax advice with respect to the Transaction and that each Party shall be solely responsible for any and all Taxes attributable to them in relation to the Transaction.

16.2	Unless expressly stipulated otherwise, where any obligation, representation, warranty or undertaking in this Agreement is expressed to be made, undertaken or given by the Sellers, they shall be several and not jointly responsible in respect of it.

16.3	This Agreement shall be governed by and construed in accordance with Belgian Law. Except for any disputes submitted to the Independent Expert, any disputes arising out of or in relation with this Agreement shall be finally settled under the CEPANI Rules of Arbitration by three arbitrators appointed in accordance with those Rules. The seat of the arbitration shall be Brussels, Belgium. The arbitration shall be conducted in the English language.

For the avoidance of doubt, any dispute related to fraud (“bedrog”) or gross error (“grove vergissing”) by the Independent Expert shall also be finally settled under the CEPANI Rules of Arbitration by three arbitrators appointed in accordance with those Rules.

16.4	This Agreement replaces all other oral, written or tacit agreements and understandings between the Parties to the extent that these relate to the subject matter of this Agreement (including but not limited to the “Indicative Non-Binding Offer of 16th November 2020, as amended by a letter of 16th November 2020).

16.5	The Annexes to this Agreement form an integral part hereof and any reference to this Agreement includes the Annexes.

16.6	All amendments and modifications to this Agreement must be made in writing and form an integral part of this Agreement.

16.7	This Agreement is written and executed in the English language, which shall be the only official and binding version of this Agreement. Any dispute regarding the interpretation of this Agreement shall be settled only through reference to this text.

16.8	All notices to be given or made to under or in connection with this Agreement shall be in writing and sent by registered mail or hand-delivered by courier against receipt to the addresses and for the attention of the Parties as mentioned in this Agreement. Any notice shall be deemed to have been served or delivered (i) if sent by registered mail, 3 (three) days after the date of posting, and (ii) if delivered personally by courier against receipt, on the day of delivery. Either Party may notify a change of address in accordance with this Clause.

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16.9	The Sellers hereby irrevocably appoint Octa+ Group NV (the ‘Sellers’ Representative’), who accepts this appointment, as their attorney-in-fact(“lasthebber”) to receive all notices directed to the Sellers jointly under or in connection with this Agreement. The Sellers’ Representative shall, in addition, have the authority – without possibility of sub delegation – to give any notices or consents, to settle any dispute, or to exercise or waive any other rights or fulfil any other obligations on behalf of the Sellers arising out of or in connection with this Agreement. The Sellers shall be entitled to replace their attorney-in- fact from time to time and shall as soon as reasonably possible notify the Purchaser thereof.

16.10	Parties explicitly agree that the nullity or unenforceability of one or more provisions of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement. These other provisions remain in force. The Parties agree to replace any null or unenforceable provisions by other provisions which as nearly as possible approximate Parties’ original intention.

16.11	A Party shall never be deemed to have waived any right under this Agreement, unless it expressly has done so in writing. No action undertaken by the Purchaser in its capacity of shareholder of the Company (including the approval of annual accounts and the granting of discharge to directors or statutory auditors) shall be deemed a waiver of any right or remedy under this Agreement.

16.12	If a Party waives any rights under this Agreement pursuant to Clause 16.11 pertaining to another Party’s default under this Agreement, such waiver shall never be deemed a waiver of any other right under this Agreement or in respect of any other default of such other Party, even if such default events are similar.

16.13	No Party may, directly or indirectly, transfer, assign or delegate this Agreement or any of the rights or obligations under this Agreement, in whole or in part, without the prior written consent of the other Party, except that the Purchaser shall be authorised to transfer or assign this Agreement and/or its rights or obligations under this Agreement (including the benefit of the Warranties) in whole or in part to any Affiliated Person by notifying the Sellers thereof (whereupon all references in this Agreement to the Purchaser shall be construed as references to the transferee).

16.14	If the Sellers have an obligation under this Agreement to indemnify the Company, the Company is to be considered a third party beneficiary of such obligation in the meaning of Article 1121 of the Belgian Civil Code (“beding ten behoeve van een derde”).

16.15	The Sellers hereby grant an irrevocable power of attorney to any attorney-at- law (“advocaat”) of Cresco Advocaten BV, with offices at Lange Kievitstraat 118-120, B-2018 Antwerp (Belgium) (each a ‘Sellers’ Proxy Holder’), with a view to initialling all original copies of this Agreement, as well as any Annexes thereto, on behalf of the Sellers, with the following initials:

The Sellers hereby undertake to indemnify each Sellers’ Proxy Holder for any liability the latter may incur in relation to any act carried out for the purposes of implementing the power of attorney granted above, provided the Sellers’ Proxy Holder has respected the scope of its powers. Moreover, the Sellers undertake not to seek indemnification from the Sellers’ Proxy Holder, provided the latter has respected the scope of its powers.

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16.16	The Purchaser hereby grants an irrevocable power of attorney to any attorney- at-law (“advocaat”) of Loyens & Loeff CVBA, with offices at Tervurenlaan 2, B- 1040 Brussels (Belgium) (each a Purchaser’s Proxy Holder), with a view to initialling all original copies of this Agreement, as well as any Annexes thereto, on behalf of the Purchaser, with the following initials:

The Purchaser hereby undertakes to indemnify each Purchaser’s Proxy Holder for any liability the latter may incur in relation to any act carried out for the purposes of implementing the power of attorney granted above, provided the Purchaser’s Proxy Holder has respected the scope of its powers. Moreover, the Purchaser undertakes not to seek indemnification from the Purchaser’s Proxy Holder, provided the latter has respected the scope of its powers.

16.17	Counterpart signature pages to this Agreement transmitted by electronic mail in portable document format (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

[SIGNATURES ON FOLLOWING PAGES]

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This Agreement has been signed on the Closing Date in as many copies as there are Parties, each Party acknowledging the receipt of an original and signed copy of the Agreement.

For the Sellers,

For and on behalf of Octa+ Group NV,

/s/ Thierry Van Coppenolle		/s/ Etienne Rigo
Name:	Thierry Van Coppenolle	Name:	Etienne Rigo
Title:	Director	Title:	Director

For and on behalf of Chrimajo BV,

/s/ Thierry Van Coppenolle
Name:	Thierry Van Coppenolle
Title:	Director

For and on behalf of Delagaye Piet BV,

/s/ Piet Delagaye
Name:	Piet Delagaye
Title:	Director

/s/ Frank Elewaut		/s/ Peter Buyckx
Name:	Frank Elewaut	Name:	Peter Buyckx

/s/ Bart Vereecke		/s/ Luc Lebon
Name:	Bart Vereecke	Name:	Luc Lebon

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/s/ Emmanuel Dewitte		/s/ Olivier Ysewijn
Name:	Emmanuel Dewitte	Name:	Olivier Ysewijn

/s/ Johan Beirnaert
Name:	Johan Beirnaert

For the Purchaser,

For and on behalf of Blink Holdings B.V.

/s/ Michael D. Farkas
Name:	Michael D. Farkas
Title:	Sole director

For the Company,

For and on behalf of Blue Corner NV, for acknowledgement of and agreement with the third- party benefits as referred to in Clause 16.14

/s/ Thierry Van Coppenolle		/s/ Olivier Ysewijn
Name:	Thierry Van Coppenolle	Name:	Olivier Ysewijn
Title:	Director	Title:	Director

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